GOLUB CAPITAL BDC, INC.

666 Fifth Avenue

18th Floor

New York, NY 10103
(212) 750-6060

July 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Foor, Esq.

Keith A. O’Connell, Esq.

Re:	Golub Capital BDC, Inc.

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File Number 333-228998

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golub Capital BDC, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No.333-228998) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on July 12, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Matthew Carter of Dechert LLP at (202) 261-3395, and that such effectiveness also be confirmed in writing.

Very truly yours,

GOLUB CAPITAL BDC, INC.

By:	/s/ Ross A. Teune
Name:	Ross A. Teune
Title:	Chief Financial Officer